 **Cementos Lima S.A.**

FILE NO.
82-3911





SUPPL

VAL-037-06
March 31, 2006

Mr. Michael Hyatte
Securities and Exchange
Division of Corporate F
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Summons to the Obligatory Annual Meeting of Shareholders to be held on March 14.

   Date: published in "El Peruano" (Official Bulletin) and "Expreso" on March 4, 2006.

   Required by: CONASEV

2. Monthly information as of February 28, 2006 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on March 6, 2006.

   Required by: CONASEV

3. Summary of resolutions adopted at the March 14, 2006 Obligatory Annual Meeting of Shareholders.

   Date: filed with CONASEV on March 14, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

4/5

c.c.: The Bank of New York

FILE: SEC



Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

"EL PERUANO"/Official Bulletin — Lima, Saturday March 4, 2006

"EXPRESO" — Lima, Saturday March 4, 2006

CEMENTOS LIMA S.A.

OBLIGATORY ANNUAL MEETING OF SHAREHOLDERS

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the Obligatory Annual Meeting of Shareholders to be held on Tuesday March 14th, 2006 at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matters:

1. Annual Report and Financial Statements for the Fiscal Year 2005.
2. Election of the Board of Directors.
3. Appointment of Outside Auditors.

The registration of shares will be accepted at the same office, Securities Department, up to 5.00 p.m. of Monday, March the 13th, 2006. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Friday, March 17, 2006 at 12.00 m. at the same place with the same agenda, and the registration of shares will be extended until 5.00 p.m. of Thursday 16th of the same month.

Lima, February 15, 2006

THE BOARD OF DIRECTORS

FILE: TRAJUN

(FREE TRANSLATION)

FILE N°
82-3911

VAL-029-06

March 6, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of February 28, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE N°
82-3911

GF.0036.06
Lima, March 14, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolutions adopted by the Obligatory Annual Meeting of Shareholders held on March 14, 2006:

1. **Approve the Annual Report 2005 as well as the Balance** Sheet and related statements of Profit and Loss, Changes in Stockholders' Equity and Cash Flow for the fiscal years 2005 and 2004, duly reviewed by the independent auditors Messrs. MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (Members of ERNST & YOUNG).

   Concerning the Annual Report and the Sustainability Report sent to you as "Important Event" with our letter GF-0019-06 of February 16, 2006, they have been modified.

   In like manner, we are attaching the following documents:

   - Audited Financial Information (Opinion, Financial Statements and Notes) as of December 31, 2005.

   - Annual Report, according to Art. 222 of the General Corporate Law, Law 26887.

   - Sustainability Report 2005.

   - Annual Information Document, prepared according to the Manual for Preparing Annual Reports and Common Norms to determine the Content of Informative

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

 **Cementos Lima S.A.**

Documents approved by General Management Resolution Nr 211-98-EF/94.11.

2. Election of the Board of Directors

The Shareholders' Meeting elected the Board of Directors under de procedure with the representation of the minority, according to Art. 164 of the General Corporate Law and to Art. 14 of the Bylaws. This Board, elected for the 2006-2008 term, is comprised of the following members:

Jaime Rizo Patrón Remy, Chairman
Ricardo Rizo Patrón de la Piedra, Vice Chairman

Directors:
Juan de la Piedra Yzaga
Oscar de Osma Berckemeyer
Alfredo Gastañeta Alayza
Julio Ramírez Bardález
Marcelo Rizo Patrón de la Piedra
Jaime Sotomayor Bernós
Alfredo Torres Guzmán
Carlos Ugás Delgado
Jesús Antonio Zamora León

3. Appointment of Independent Auditors

The Shareholders' Meeting agreed to delegate on the Board of Directors the appointment of independent auditors for the Fiscal Year 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRACON6